Tractebel Energia
SUEZ

Florianópolis, December 16th, 2005. RECEIVED

2005 DEC 28 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CE DF-0049/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

05013486

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

Please find enclosed the translated copies of the Minutes of the 67th (Sixty Seventh) Board of Directors Meeting, Minutes of the Seventeenth Special General Meeting and Notice to Shareholders issued by Tractebel Energia. These documents were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

dlw 12/28

Tractebel Energia
SUEZ

Tractebel Energia S.A.
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19

NOTICE TO SHAREHOLDERS

We wish to advise all Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A. meeting on December 15 2005, pursuant to the Company's bylaws, approved the payment of interest on shareholders' equity for the period from November 11 to December 31 2005, pursuant to Article 9 of Law 9,249/95 and Determination 207/96 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

I – The amount of the payment of interest on shareholders' equity
The gross amount of the interest on shareholders' equity shall be R$39,700,000.00 (thirty nine million, seven hundred thousand Reais), equivalent to R$0.060820 per share.

II – Record Date
The record date for the entry in the Company's accounting records of the interest on shareholders' equity shall be December 31 2005, based on the shareholding positions as of December 23 2005.

III – Trading of shares
The Company's shares shall trade ex-interest on shareholders' equity starting on December 26 2005.

IV – Income tax withheld
Income tax at the rate of 15% shall be withheld from the amounts of interest on shareholders' equity due, except in the case of shareholders that are immune or exempt. Income tax will be withheld at the rate of 25% for those shareholders resident or domiciled in countries where income is not taxed or where the maximum tax rate is less than 20%, pursuant to Article 24 of Law 9,430 of December 27 1996.

V – Proof of immunity or exemption from withholding tax
Pursuant to the prevailing tax legislation, shareholders that are immune or exempt from withholding taxes must present proof of such immunity or exemption on or before December 28 2005, at the company's headquarters at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, Attn: Departamento de Planejamento e Gestão Tributária - PGT.

VI – Computation of the interest for purposes of dividend calculation
The interest on shareholders' equity, net of taxes withheld, shall be computed as part of the minimum mandatory dividend pursuant to Article 202 of Law 6,404/76.

VII – Payment of interest on shareholders' equity
Starting on April 19 2006 the interest on shareholders' equity shall be paid to Shareholders according to the shareholder information registered at Banco Itaú S.A.

Florianópolis, December 15 2005.
Marc Verstraete
Financial and Investor Relations Director

CNPJ 02.474.103/0001-19

MINUTES OF THE SEVENTEENTH SPECIAL GENERAL MEETING OF TRACTEBEL ENERGIA S.A.

On the ninth day of the month of November two thousand and five, at 11:00 hours, at the Company head offices located at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, Santa Catarina State Capital, the shareholders of TRACTEBEL ENERGIA S.A., representing over 2/3 (two thirds) of voting equity capital, according to registers and signatures in the "Shareholders Attendance Log", deliberating on the issues in the Agenda. Unavailable physically the Board of Directors Chairman Mr. Maurício Stolle Bähr, whose attributions according to article 12 of the Bylaws, include presiding the meetings, and Miss Carla Carvalho de Carvalho, member of the Tax Board accompanied the meeting via video conference. Also according to article 12 of the Bylaws the shareholder Mr. Patrick Charles Clement Obyn was selected to preside the meeting, who proposed and saw accepted as Secretary Mr. José Moacir Schmidt. Opening the procedures the Chairman thanked the presence of the shareholders and Mr. Manoel Arlindo Zaroni Torres, President Director of the Company. Next the Chairman informed that the present minutes shall be written as a summary of the procedures in the terms of article 130, § 1°, of Law 6.404/76, and that the Meeting had been lawfully summoned through notice published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina and Diário Catarinense issues of the 25, 26 and 27 of October 2005, requesting reading the aforementioned notices, carried out as transcribed: ***STOCKHOLDERS SPECIAL MEETING – NOTICE OF MEETING** - Within the terms of applicable legislation and corporate Bylaws, **TRACTEBEL ENERGIA S.A** stockholders are hereby notified to attend the Special Meeting to be held on **November 9, 2005, 11:00 hours.**, at the Company Head Offices at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State Capital, for deliberation on the reform of the Company Bylaws, witht the following agenda: **Item 1** – adequate it to the rules and procedures of the Listing Regulation of the New Market of Sao Paulo Stock Exchange – Bovespa ("Bovespa"), for the participation of the Company and listing and negotiation of its shares in the segment of the New Market of Bovespa approved by the Board of Directors of the Company at the meeting held on October 7, 2005; and **Item 2** – alteration of the §1st of art. 30, from 25% (twenty five percent) to 30% (thirty percent) of the net profit the minimum percentage for distribution of dividends. In compliance with the established in article 135, §3rd, of Law No.6.404/1976, we inform that Copies of the Meeting Agenda are available to the shareholders at the Company head offices and at the company website adress (www.tractebelenergia.com.br). As established in the applicable legislation and article 13 of the Company Bylaws, shareholders must submit the documents proof of Tractebel Energia S.A. Tractebel Energia S.A. shares ownership within 72 (seventy two) hours before the Meeting, during office hours at the Company head offices. Florianópolis, October 25, 2005. **Maurício Stolle Bähr** – Chairman of the Board of Directors "*. Continuing the procedures the Chairman submitted the first item in the agenda to discussion: **1** – proposal to adequate the Company Bylaws to the rules and procedures of the Listing Regulation of the New Market of Sao Paulo Stock Exchange – Bovespa. The Chairman informed the shareholders the timeliness and convenience for the Company to take part in the New Market of Bovespa, clarifying the alterations to the Bylaws

required. Submitted to vote the proposal to adequate the Company Bylaws to the rules and procedures of the Listing Regulation of the New Market of Sao Paulo Stock Exchange – Bovespa was approved by majority, having voted against the shareholders The Master Trust Bank Of Japan LTD, Norges Bank and State Street Emerging Markets. The following changes in the bylaws were carried out: alteration of caput and inclusion of sole paragraph in art. 1st; inclusion of the acronym CVM in § 2nd and inclusion of § 3rd in art. 5th; inclusion of sole paragraph and items "I" to "IV" in art. 13; alteration of the *caput* of art. 16 and inclusion of § 3rd, new terms for item XVII of art. 19 and renumbering of items XVII, XVIII and XIX, thereupon items XVIII, XIX and XX; inclusion of § 2nd in art. 21 and alteration of sole paragraph to § 1st ; alteration of art. 29, to enable reelection of the Tax Board Members and inclusion of sole paragraph; alteration of the *caput* of art. 30 and § 3rd ; alteration of Chapter X, providing new content to art. 32 and including sole paragraph; inclusion of art.33; inclusion of art. 34 and items I and II and sole paragraph; inclusion of Chapter XI and art. 35 and §§ 1st e 2nd ; inclusion of art. 36 and §§ 1st and 2nd ; inclusion of art. 37 and §§ 1st and 2nd ; inclusion of Chapter XII and art. 38 and sole paragraph; inclusion of Chapter XIII and art. 39; and inclusion of Chapter XIV and art. 40, with the wording previously in art. 32, and art. 41. Next the Chairman submitted the second item in the agenda to discussion: **2** – Proposal for the alteration of the §1st of art. 30, from 25% (twenty five percent) to 30% (thirty percent) of the net profit the minimum percentage for distribution of dividends. Submitted to vote the proposal was **unanimously** approved. Upon these decisions, the Board proceeded with the consolidation of the Company Bylaws, henceforth reading as follows: "***CHAPTER I – Denomination, Organization, Head Offices, Duration and Object - Art. 1st*** - *TRACTEBEL ENERGIA S.A. is a corporation ruled by the present Bylaws, Law No. 6.404, of December 12, 1976 ("Brazilian Corporation Law") and other applicable Laws and Regulations.* ***Sole Paragraph*** *– With the entrance of the Company in the New Market of São Paulo Stock Exchange – BOVESPA, the Company, its shareholders, directors and members of the Tax Board are subject to the established in the Listing Regulation of the New Market of São Paulo Stock Exchange – BOVESPA.* ***Art. 2nd*** *–The Company has Head Offices in the city of Florianópolis, Santa Catarina, at rua Antônio Dib Mussi, 366, Centro, being able to set up branches, subsidiaries, agencies and offices in the Country and abroad.* ***Art. 3rd*** *– The Company has no set duration period.* ***Art. 4th*** *– The Company has as social objective:* ***I*** *– to carry out studies, projects, construction and operation of electric power plants, as well as performing commercial initiatives linked to such activities;* ***II*** *– take part in researches in the energy sector, in connection with the generation and distribution of electric energy, as well as studies for the use of reservoirs for multiple purposes;* ***III*** *– contribute to the qualification of technical staff required in the electric energy sector, as well as preparing qualified workmen, through expert resources;* ***IV*** *– take part in organizations dedicated to the operational coordination of interconnected electrical systems;* ***V*** *– take part in technical, scientific and corporate associations or organizations within regional, national or international scope of interest for the electric sector;* ***VI*** *– collaborate for the preservation of the environment in the performance of its activities;* ***VII*** *– collaborate in programs in connection with promotion and incentive to the national industry of materials and equipment designed for the electric energy sector, as well as its technical norm setting, standardization and quality control; and* ***VIII*** *– take part, as partner, stockholder or shareholder, in other companies in the energy sector.* ***CHAPTER II – Equity Capital and Shares - Art. 5th*** *Company equity capital subscribed is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty*

six thousand, ninety one reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, all ordinary, personal and without face value. §1st - Shares issued by the Company may be kept in deposit accounts in the name of their respective holders, under the deed regime, without the issue of certificates, in financial institution appointed by the Board of Directors. §2nd - Always when shares ownership is transferred, the depositary financial institution may charge the seller the cost for the transfer, within the limits established by the Securities and Exchange Commission of Brazil – CVM. § 3rd – The Company may not issue preferred shares or beneficiary parts. ***Art. 6th*** *- The Company will be able to issue simple debentures or convertible into shares.* ***Art. 7th*** *– The increases in Company equity shall be carried out by means of public or private subscription of shares, through conversion of debentures or incorporation of reserves, capitalizing resources through the modalities legally accepted, and the paying in of shares shall comply with the norms and conditions established by the Board of Directors.* ***Sole paragraph*** *– Shareholders not carrying out the payment in accordance with the norms and conditions in the present article, shall be deemed in default, in the terms of the law, and liable to monetary update, 12% interest (twelve percent) per year and fine of 10% (ten percent) over the amount due.* ***Art. 8th*** *– The Company is authorized to, through deliberation by the Board of Directors, independent from the tax reform, increase its equity up to R$ 5,000,000,000.00 (five billion reals). § 1st - Additionally to the other conditions ruling the issue of new shares, it will be up to the Board of Directors to establish the price of issue and deadline for the payment of shares purchased. § 2nd – The Board of Directors may approve the issue of new shares without giving the right of preference to previous shareholders if this is carried out through Sales in the stock exchange, public subscription, or exchange for shares in control acquisition public offering.* ***Art. 9th*** *– The Company may issue shares in units or lots. Stock splits or inplits shall be carried out upon request by the shareholder who will be liable for all expenses inherent.* ***Sole paragraph*** *– The services of conversion, transfer and split of shares may be transitorily suspended, observing the norms and limitations established in current legislation.* ***CHAPTER III – General Meetings - Art. 10th*** *- Regular General Meetings shall take place within the first four (4) months subsequent to the end of the trade year, in a date and hour previously established, for:* ***I*** *– submittal of management financial statements, examination and discussion of financial reports;* ***II*** *– deliberation on the destination of the trade year's Net Profit and distribution of dividends; and* ***III*** *– election of the Tax Board members and, when required, the members of the Board of Directors.* ***Art. 11th*** *- Special General Meetings shall be held whenever required observing all applicable legislation and Bylaws.* ***Art. 12th*** *– The panel that will guide the proceedings at the General Meetings shall be composed by the Chairman of the Board of Directors or, in his absence or unavailability, by whom the shareholders may chose, and a secretary elected among the present.* ***Art. 13th*** *– The Notice of Meeting may condition shareholders presence at the General Meeting to the fulfillment of applicable legal requirements, with the submittal of shareholder status legal proof, such submittal may be required to be carried out seventy (72) hours before the Meeting's scheduled date.* ***Sole Paragraph*** *– Besides the matters within the scope of its competence foreseen in the law and the present Bylaws, it will the General Special Meeting attribution to approve:* ***I*** *– cancellation of the registry as public company at the Securities and Exchange Commission of Brazil – CVM;* ***II*** *– withdrawal from the New Market of São Paulo Stock Exchange – BOVESPA;* ***III*** *– the choice of expert company, responsible for establishing the economic value of the Company for the purpose of public*

*offerings foreseen in Chapters XI and XII of these Bylaws, from among the companies submitted by the Board of Directors; and **IV** – plans for granting shares purchase option to company managers and employees and other societies that may be directly or indirectly controlled by the Company, without the right of preference of shareholders. **CHAPTER IV - Management - Art. 14th** – The Company shall be managed by a Board of Directors and a Management Board. **Art. 15th** - The General Meeting shall establish the remuneration of both Boards members. If this remuneration is established as a global amount, the Board of Directors shall decide on the division among the members of both boards. **CHAPTER V – The Board of Directors - Art. 16th** – The Board of Directors shall include at least 5 (five) and at most 7 (seven) members, one the Chairman of the Board and the another the Vice-Chairman, appointed by the shareholders, according to the law, with a mandate of 1 (one) year, and re-electable. **§ 1st**– One of the members of the Board of Directors shall be elected by the employees through direct voting organized by the Company and homologated by the shareholders in a General Meeting. **§ 2nd** - Upon a vacancy in the Board of Directors, the remaining members shall elect a replacement to fill in the vacancy until the next General Meeting replacement. In the case the majority of seats become vacant a General Meeting shall be summoned in order to carry out a new election. **§ 3rd** – The members of the Board of Directors shall be formally invested upon signing an appointment term, registered in the minute book of the Board of Directors and the Management Agreement Term foreseen in the Regulation for Listing in the New Market of São Paulo Stock Exchange – BOVESPA. **Art. 17th** – The Board of Directors shall meet, regularly, quarterly and when required in special meetings, summoned in accordance with the established in the present Bylaws. **Art. 18th** – The meetings of the Board of Directors shall be summoned by its Chairman or members representing at least one third (1/3) of its members, summoning not being required when all members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote. **Art. 19th** – The Board of Directors shall have the following attributions: **I** – establish the general focus of Company business; **II** – elect and dismiss Managers and establish their respective attributions, observing the established in the present Bylaws; **III** – monitor Management administration; **IV** – establish limits and scope for company representation by procurators; **V** – summon the General Meetings; **VI** – evaluate Management Report and Financial Report; **VII** – approve the Company's global annual budget; **VIII** – approve contracts and obligations worth over R$ 20,000,000.00 (twenty million reals); **IX** – propose to the General Meeting the issue of debentures which conditions are not within the scope of its original competence; **X** – deliberate on the issue of debentures simple, non-convertible into shares without real guarantee, and on conditions lawfully delegated to it by the General Meeting; **XI** – approve the concession of surety or guarantee to third parties; **XII** – approve the conveyance or indebtment of Company fixed assets worth over R$ 20,000,000.00 (twenty million reals); **XIII** – deliberate on the acquisition and conveyance of shares issued by the Company establishing their prices and conditions; **XIV** – deliberate on the issue of new shares, their prices, and other issue conditions, observing the established in the present Bylaws; **XV** – deliberate, in the cases foreseen in the present Bylaws, on the elaboration of semestral, or lesser periods, financial reports, and distribution of intermediary dividends or the accumulated profits account or profit reserve, as well as on credit or payment of interest over equity capital; **XVI** – deliberate on the issue of commercial papers, as well as the issue of subscription bonuses; **XVII** – establish triple list of expert companies for the establishment economic evaluation of*

the Company for purposes of public offerings as foreseen in Chapters XI and XII of the present Bylaws; ***XVIII*** *– chose and dismiss independent auditors;* ***XIX*** *– approve the Company's Internal Regulations; and* ***XX*** *– deliberate on the cases not dealt with in the Bylaws.* ***Art. 20th*** *– In its absence or unavailability the Chairman of the Board shall be replaced by the Vice-Chairman.* ***CHAPTER VI – Management Board - Art. 21st*** *– The Management Board shall include seven (7) members elected by the Board of Directors, serving three (3) year mandates, and eligible for reelection.* ***§ 1st*** *– The attributions and powers of the Management Board members shall be established by the Board of Directors, which shall, obligatorily, appoint a President and an Investor Relations Managing Director.* ***§ 2nd*** *– The members of the Management Board shall be formally invested upon signing an appointment term, registered in the minute book of the Management Board and the Management Agreement Term foreseen in the Regulation for Listing in the New Market of São Paulo Stock Exchange – BOVESPA.* ***Art. 22nd*** *– The Board shall meet, regularly, at least once a month, and when required in special meetings, summoned in accordance with the established in the present Bylaws.* ***Art. 23rd*** *– The meetings of the Management Board are summoned by the President Director or two (2) Managing Directors, not requiring summoning when all its members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote.* ***Art. 24th*** *– The attributions of the Management Board include the general management and representation of the Company, observing the present Bylaws and guidelines and attributions established by the Board of Directors.* ***§ 1st*** *- In the exercise of its attributions, it is up to the Management Board:* ***I*** *– to elaborate the financial reports and the management report, when required;* ***II*** *– elaborate the Company Internal Regulations and submit it to the approval of the Board of Directors;* ***III*** *– elaborate the Company's annual budget, observing the global figures approved by the Board of Directors.* ***§ 2nd*** *– The attributions of the President Director include:* ***I*** *– Preside the Board Meetings;* ***II*** *– coordinate and guide the activities of all other managing directors, in their respective areas of competence;* ***III*** *– allocate special activities and tasks to any of the managing directors, independent from their respective regular attributions; and* ***IV*** *– oversee the enforcement of the decisions by the Board of Directors and the Management Board.* ***Art. 25th*** *– In the case of temporary unavailability, license or vacation of any Director, the Board will appoint a Director to accumulate his functions.* ***Art. 26th*** *– In the case of vacancy, the Management Board shall appoint a Managing Director to accumulate the functions of the seat vacant for the reminder of the term, until the meeting of the Board of Directors, when the vacancy shall be filled.* ***Art. 27th*** *– The Company shall be obligated through the signature of two Directors, observing the however the dispositions in §§ as follows.* ***§ 1st*** *– The Directors may appoint procurers to represent the Company, acting always jointly with a director or another procurer sufficiently empowered or, acting alone.* ***§ 2nd*** *- Company proxies shall be conceded by two (2) Directors and shall specify the powers authorized and the duration of the proxies, except for the power of attorney in lawsuits and administrative disputes, which may have undetermined duration.* ***CHAPTER VII – Strategic Committee - Art. 28th*** *– The Company shall have a strategic committee, which will act as a counseling body for the management, offering advice and opinions to the Board of Directors and management Board when required. The Strategic Committee shall include up to seven (7) members, shareholders or not, residing in the Country or not, that may be administrators, elected by the Board of Directors, which will establish their remuneration, and working within the Internal Regulations of the Company.* ***CHAPTER VIII – Tax Board - Art. 29th*** *–*

The Tax Board will not be permanent but summoned upon shareholders request, in accordance with the law, and shall include 3 (three) to 5 (five) permanent members and equal number of alternate members, with a mandate of 1 (one) year, and re-electable. The general meeting electing the Tax Board shall establish their respective remuneration, observing the legal minimum. ***Sole Paragraph*** *– The Tax Board members shall be formally invested upon signing an appointment term, registered in the minute book of the Tax Board, and the Tax Board Agreement Term foreseen in the Regulation for Listing in the New Market of São Paulo Stock Exchange – BOVESPA.* ***CHAPTER IX – Trade Year and Financial Statements - Art. 30th*** *– The business year shall end on December 31 of each calendar year and the financial reports shall comply with the Regulation for Listing in the New Market of São Paulo Stock Exchange – BOVESPA and applicable legislation. §1st - In each business year shall be compulsory the distribution of a dividend not below 30% (thirty percent) of the net profit, adjusted in the terms of the law, and the destination of the year's whole result shall be submitted to the General Meeting for deliberation. § 2nd – The Company may raise financial statements on the 30th of June of each year, and the Board of Directors may declare dividends based on such statements. § 3rd – The Company may elaborate financial reports and distribute dividends within shorter periods, providing the total of dividends paid in each semester of the business year does not exceed the amount of the capital reserves in §1st of article 182 of the Brazilian Corporation Law. § 4th - The Board of Directors may declare intermediary dividends, in the account of accumulated profits or reserves of existing profits in the last annual or semestral report. § 5th - The Company, upon deliberation by the Board of Directors, may credit or pay the shareholders remuneration interest over equity, observing applicable legislation. The amounts paid or credited by the Company as interest over equity capital shall be inputted, within the terms of applicable legislation, to the value of compulsory dividends.* ***Art. 31st*** *– It is void, after three (3) years any claim for dividends not timely claimed, which shall revert to the benefit of the Company.* ***CHAPTER X – Control alienation - Art. 32nd*** *– The alienation of Company control to third parties, be it through one single operation or successive operations, shall only be retained under suspensive or resolutive condition, that the third acquirer be obligated to effect public offering for the acquisition of the remaining shares property of the other shareholders of the Company, within at the most 90 days, in order to ensure equal treatment to that given to the controlling shareholder alienator, and otherwise observing the procedures established by the São Paulo Stock Exchange – BOVESPA and the Securities and Exchange Commission of Brazil – CVM.* ***Sole Paragraph*** *– The public offering mentioned in the caput of this article shall be required, still, upon onerous cession of rights of subscription of shares and other securities or rights to securities convertible into shares that may result in the alienation of Company control, and, in case of alienation of the society with the power to control the Company, being that in this case the alienating controlling shareholder shall have the obligation to declare to the São Paulo Stock Exchange – Bovespa the value attributed to the Company in that alienation and annex documentation proving such value.* ***Art. 33rd*** *– The public offering in the caput of article 32 shall also apply in case the control acquirer being already a Company shareholder, and come to acquire shareholding control by means of private purchase contract involving any quantity of shares signed with the controlling shareholder. In this case the acquirer shall reimburse the shareholders from whom it has purchased shares in stock exchange within the 6 (six) months before the date of the alienation of shareholding control, to whom it shall pay the difference between the price paid to the alienating controlling shareholder and the value*

paid at the stock exchange, for Company shares in that period, duly updated. ***Art. 34*** ***th*** *– The Company shall not register any transfer of shares: I – to the shareholder(s) that come to hold the controlling power before the shareholder(s) subscribing the Controllers Term of Agreement with the Regulation of the New Market, as well as the Term of Agreement with the Regulation of the Market Arbitration Board; II – to the name of the shareholder who becomes holder of 5% or more of the shares representative of the Company capital before that shareholder subscribing the Term of Agreement with the Regulation of the Market Arbitration Board, not applicable when the shareholder acquires such shareholding position through participation through public distribution process or negotiation at the stock exchange.* ***Sole Paragraph*** *– Likewise, no Shareholders Agreement on the controlling power may be registered at the Company head offices without the parties having subscribed the Agreement Terms mentioned in item I.* ***CHAPTER XI – Cancellation of Public Company Register - Art. 35*** ***th*** *– Without prejudice to the regulation and legal dispositions, canceling the register of the Company as a public company at the Securities and Exchange Commission of Brazil – CVM shall be preceded by public offering for the acquisition of shares, which shall have as price, at least, obligatorily, the value of the Company and its shares established in evaluation report by expert company, using the economic value of the shares as evaluation criteria, through acknowledged methodology or based on other criteria as established by the Securities and Exchange Commission of Brazil – CVM. The choice of the expert company shall take place within the terms of article 37 of the present Bylaws. § 1st – Fulfilled the other terms of the Regulation for Listing of the New Market of São Paulo Stock Exchange, the present Bylaws and applicable legislation, the public offering for registry cancellation may foresee also the exchange for securities from other public companies, subject to the acceptance of the offered . § 2nd Cancellation shall be preceded by Special General Meeting to deliberate specifically on such cancellation.* ***Art. 36*** ***th*** *–In case the evaluation report in Article 35 is not ready before the Special general Meeting summoned to deliberate on the cancellation of the public company registry, the controlling shareholder, or controlling group of shareholders, shall inform at that general meeting the value per share or block of one thousand shares it will submit at the public offering. § 1st – The public offering shall be conditioned to the value in the report in Article 35 not being above the value disclosed by the controlling shareholder, or controlling group of shareholders, at the general meeting mentioned in the caput of this article. § 2nd - In case the value of the shares in the evaluation report is higher than the value informed by the controlling shareholder or group of shareholders, the deliberation mentioned in the caput of the present article shall automatically be cancelled, and the fact amply divulged to the market, except if the controlling shareholder expressly agrees to formulate a public offering for the value in the evaluation report.* ***Art. 37*** ***th*** *– The evaluation report shall be elaborated by company with proven experience and independence from the Company decision power, its administrators and/or controlling shareholder, as well fulfilling all other legal requirements. § 1st – The choice of the expert company is the exclusive attribution of the general meeting, from among the triple list submitted by the Board of Directors, and the decision must be by absolute majority of votes of the shares in circulation, blank votes not being computed. § 2and – The costs incurred with the elaboration of the evaluation report shall be borne by the controlling shareholder or group of shareholders.* ***CHAPTER XII – Withdrawal from the New Market - Art. 38*** ***th*** *– If the Company shareholders at the Special General Meeting decide for the withdrawal of the Company from the New Market of São Paulo Stock Exchange - BOVESPA, the controlling shareholder or group of shareholders,*

shall effect a public offering for the acquisition of shares belonging to the other shareholders, for the economic value in the evaluation report, (i) within 90 (ninety) days, in case the withdrawal from the New Market takes place for the shares to be registered for negotiation outside the New Market, or (ii) within 120(one hundred and twenty) days from the date of the shareholders General Meeting approving the operation for societary reorganization, in which the shares of the company resulting from that reorganization are not accepted for negotiation in the New Market. ***Sole Paragraph*** *– The public offering foreseen in this article shall observe, where applicable, the disposed in articles 35, 36 and 37 above.* ***CHAPTER XIII – Arbitration - Art. 39 th*** *– The Company, its shareholders, administrators and members of the Tax Board are obliged to solve, through arbitration, all and any dispute or controversy that may arise among them, regarding or from, in particular, the application, validity, enforcement, violation and interpretation of the dispositions in the Brazilian Corporation Law, the Company Bylaws, the norms published by the National Monetary Council, the Central Bank of Brazil and the Stock Exchange Commission, as well as all other norms applicable to the stock market in general, besides those in the New Market Listing Regulation and the Arbitration Regulation and the New Market Participation Contract.* ***CHAPTER XIV - General Dispositions - Art. 40 th*** *- The participation in the profits or results, not linked to remuneration, may be paid to employees, after the ruling of the Regular General Meeting, according to applicable legislation.* ***Art. 41st*** *– The dispositions foreseen in the Sole Paragraph of Art. 1st, the Sole Paragraph of Art. 13, the paragraph 3rd of Art. 16, in the item XVII of Art. 19, the paragraph 2nd of Art. 21, the Sole Paragraph of Art. 29, the Art. 30, the Article. 32 to 39 will only be in force from the date when the New Market Participation Contract is signed by the Company and the São Paulo Stock Exchange - BOVESPA.".* As no one else expressed the whish to add anything to the above, the Chairman thanked everyone's presence and closed the procedures of the General Meeting, requesting the minutes to be registered, which after read and approved were signed by the shareholders present, representing over 2/3 of voting stock, and myself as the Meeting secretary, and of which were made the copies required for legal purposes.
Florianópolis, November 09, 2005

Patrick Charles Clement Obyn Meeting Chairman	José Moacir Schmidt Meeting Secretary

Shareholders:

MANOEL ARLINDO ZARONI TORRES

SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA.

PATRICK CHARLES CLEMENT OBYN JOSÉ MOACIR SCHMIDT

SAMAMBAIA IV FIA

NORGES BANK

PUMA INVESTMENT LLC

LÚMINA FIA

STATE STREET EMERGING MARKETS

ANTONIO LIBENIR MARTINS

TCW AMERICAS DEVELOPMENT ASSOC LP

THE MASTER TRUST BANK OF JAPAN LTD. RE MTBC400035147

CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES

FEBRA FUNDO DE INVESTIMENTO EM AÇÕES

ASCESE FUNDO DE INVESTIMENTO EM AÇÕES

DYNAMO COUGAR FUNDO MÚTUO DE INVESTIMENTOS EM AÇÕES C.L.

INSTITUTO AMBEV DE PREVIDÊNCIA PRIVADA

DYNAMO PUMA II FUNDO MÚTUO DE INVESTIMENTOS EM PARTICIPAÇÕES

TNAD FUNDO DE INVESTIMENTO EM AÇÕES

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SIXTY SEVENTH TRACTEBEL ENERGIA S.A. BOARD OF DIRECTORS MEETING

On the fourteenth day of the Month of May two thousand and five, at 14:00 hours, in the Company head offices, at Rua Antonio Dib Mussi, 366, Florianópolis/SC, upon ordinary summons, was held the meeting of the Board of Directors of Tractebel Energia S.A. The following members attended the meeting: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Jan Franciscus María Flachet, Victor-Frank de Paula Rosa Paranhos and Luiz Antônio Barbosa, representing the majority of its members. Meeting presided by the Chairman of the board of Directors, Mr. Maurício Stolle Bähr, who proposed my name, José Moacir Schmidt, accepted by the board members. Saluting the presents, the chairman submitted to discussion the subjects in the Agenda of the notice of meeting CA-010/2005, of November 4, 2005: **Item 1** – establishment of policy for the distribution of Company dividends foreseeing future distribution of dividends; **Item 2** – identification of factors and circumstances leading Company management to recommend that dividends for any business year be lower than the values indicated by the dividend distribution policy; **Item 3** – establishment of the moment for the entry in force of the policy for dividends distribution; **Item 4** – possibility of review, alteration or revocation of the dividends distribution policy; **Item 5** – ample and transparent disclosure of the dividends distribution policy; and **Item 6** – general matters. After discussion of the subjects, the Chairman submitted to vote the items in the Agenda, and the Board decided the following: **DECISIONS:** **Item 1** – It is **unanimously** approved the adoption of the Company dividend distribution policy for future dividend distributions, including interest over equity capital, to be carried out biannually equivalent to 55% (fifty five percent) of Gross profit for the respective semester, calculated in accordance with articles 193 to 203 of Law No. 6.404 of December 15, 1976 (Brazilian Corporation Law), and the Brazilian accounting practices and rules of the Securities and Exchange Commission of Brazil - CVM; **Item 2** – it is **unanimously** agreed that the approval of the dividend distribution policy shall not prevent the Company from declaring dividends, including interest over equity capital, lower than 55% (fifty five percent) of the adjusted net profit, when legally required or required by the Company finances, including due to any circumstances requiring the preservation of Company liquidity or the reinforcement of its financial position, such as acquisition plans, expansion or investment projects, any payments for any financing, demand contracts prospects in the sectors where the Company develops its activities, Brazilian or world recession conditions and any other similar circumstances, as deemed appropriate by the Company Board of Directors; **Item 3** – It is hereby **unanimously** approved that the new policy for the distribution of dividends shall be enforced immediately and shall apply to the distribution of dividends for the business year started on January 1, 2005; **Item 4** – It is agreed that the company may review, alter or revoke the dividends distribution policy here adopted at any time, upon new deliberation by this Board of Directors, and the Management Board is hereby authorized to enforce the measures in the present deliberation; and **Item 5** – It is agreed that the Company and its Management Board may provide ample and transparent disclosure of the dividend distribution policy hereby approved. The meeting was then opened to questions or comments to all members, who did not express any queries or suggestions thus prompting the Chairman to close the procedures, requesting the present minutes to be registered by me in the condition of meeting Secretary, which, after read and approved by the members of the Board of Directors, including the Chairman and myself, were duly signed by all present.

Florianópolis/SC, November 14, 2005.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Board Member

Victor-Frank de Paula Rosa Paranhos
Board Member

Luiz Antônio Barbosa
Board Member

José Moacir Schmidt
Secretary